Exhibit 12

                       RATIO OF EARNINGS TO FIXED CHARGES


                   Thirteen Weeks Ended              Fiscal Year Ended
                   August 29,August 30,  May 30, May 31, May 25, May 26, May 28,
                     1999      1998        1999   1998    1997    1996     1995
                  -------------------   ---------------------------------------

Ratio of Earnings
  to Fixed Charges   7.29      7.29        6.67    5.63    6.54   6.94    4.10


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.